EXHIBIT 11

UNITIL CORPORATION AND SUBSIDIARY COMPANIES

COMPUTATION OF EARNINGS PER AVERAGE COMMON SHARE OUTSTANDING

(Millions, except for per share data)

(UNAUDITED)

	Three Months Ended March 31,
	2011	2010
Net Income	$8.7	$6.5
Less: Dividend Requirements on Preferred Stock	—	—

Net Income Applicable to Common Stock	$8.7	$6.5

Weighted Average Number of Common Shares Outstanding – Basic (000’s)	10,860	10,801

Dilutive Effect of Stock Options and Restricted Stock (000’s)	1	2

Weighted Average Number of Common Shares Outstanding – Diluted (000’s)	10,861	10,803

Earnings Per Share – Basic	$0.81	$0.61

Earnings Per Share – Diluted	$0.81	$0.61